

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 28, 2016

Via E-mail
David C. Frydenlund
Senior Vice President, General Counsel and Corporate Secretary
Energy Fuels Resources (USA) Inc.
225 Union Boulevard, Suite 600
Lakewood, Colorado 80228

> **Re:** **Energy Fuels Inc.**
> **Application for Qualification of Indenture on Form T-3**
> **Response dated July 26, 2016**
> **File No. 022-29022**

Dear Mr. Frydenlund:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your application and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your application and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2016, letter.

General

1. We note in the response to comment 1 that "the Company does not believe that the Amendments constitute an offer or sale of a new security under Section 2(a)(3) of the Securities Act of 1933." The Management Information Circular states, however, that the Company is "relying on Section 3(a)(9) of the U.S. Securities Act to exempt the exchange of the existing Debentures for the Amended Debentures pursuant to the Debenture Amendments from the registration requirements of the U.S. Securities Act" and the T-3 states that the Company "structured the exchange that may be deemed to occur upon the completion of the Consent Solicitation and the amendment of the Original Indenture and Debentures to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the provisions of Section 3(a)(9)." The amendments appear to propose fundamental changes -- including an extension of the

maturity date -- to the nature of an investment in the debentures. Section 3(a)(9) of the Securities Act appears to have been cited in recognition of the fact the amendments to the debentures could be viewed as resulting in the issuance of a new security. Please provide us with additional analysis as to whether Rule 13e-4 applies to protect the investment decision that ultimately results in "the exchange that may be deemed to occur upon the completion of the Consent Solicitation and the amendment of the Original Indenture and Debentures."

2.   We note that you issued a press release on June 17, 2016, announcing that the company was considering seeking amendments to the terms of its convertible debentures. You filed the Form T-3 for the qualification of the indenture on July 11, 2016. Please provide us your analysis, with a view to disclosure, whether the solicitation of the exchange offer commenced prior to the date the Form T-3 was filed. See Section 303(2) and Section 306(c) of the Trust Indenture Act.

Please contact Kathleen Suellentrop at (202) 551-4256 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Richard Raymer, Esq.
        Dorsey & Whitney LLP